________________________________________________________________

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Grandview Gold Inc.

(SEC File No. 0-51303)

Suite 400 – 56 Temperance Street, Toronto, ON, M5H 3V5CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6K * 2003

Platinum Group Metals Ltd.

File No. 0-30306

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

GRANDVIEW GOLD INC.

(formerly Consolidated Grandview Inc.) (the “Issuer”)

Suite 400-56 Temperance Street

Toronto, ON  M5H 3V5, CANADA

Item 2.

Date of Material Change

August 8, 2005

Item 3.

News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.

Summary of Material Change

GRANDVIEW GOLD INC (CNQ: GVGI) a private placement on a "best efforts" basis of up to 1,600,000 units (the "Units") and up to 1,600,000 flow-through shares (the "Flow-through Shares"). Haywood Securities Inc. is leading a syndicate, which includes Coniston Investment Corp. (collectively the "Agents").

Each Unit and each Flow-through Share will be priced at $1.25. Each Unit will consist of one common share (the "Shares") and one-half of one common share purchase warrant (the "Warrants") of the Company. Each whole Warrant shall be exercisable to acquire one Share at an exercise price of C$1.75 for a period of 12 months from closing.

The proceeds from the Unit offering will be used for the further exploration of the Company's Pony Creek/Elliott Dome property on the Carlin Trend in Nevada, U.S.A.

The agents have been granted an option, exercisable up to 48 hours before closing, to increase the size of the offering by up to an additional $1.0 million of flow-through shares and up to $0.5 million of units. The agents will receive a cash commission of 8.0% of the gross proceeds from the sale of the securities and will be issued compensation options to purchase Units equal to 10.0% of the number of Securities sold.

Item 5.

Full Description of Material Change

See News Release dated August 8, 2005 – attached.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie

Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 9th day of August 2005.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,

Chief Executive Officer

GRANDVIEW GOLD INC. ANNOUNCES $4.0 MILLION FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES NOR FOR DESSIMINATION IN THE UNITED STATES

TORONTO, ONTARIO: Grandview Gold Inc. (CNQ: GVGI) ("Grandview Gold" or the "Company") - is pleased to announce, subject to regulatory approval, a private placement on a "best efforts" basis of up to 1,600,000 units (the "Units") and up to 1,600,000 flow-through shares (the "Flow-through Shares") (collectively, the "Securities"). Haywood Securities Inc. is leading a syndicate, which includes Coniston Investment Corp. (collectively the "Agents").

Each Unit and each Flow-through Share will be priced at $1.25. Each Unit will consist of one common share (the "Shares") and one-half of one common share purchase warrant (the "Warrants") of the Company. Each whole Warrant shall be exercisable to acquire one Share at an exercise price of C$1.75 for a period of 12 months from closing.

The proceeds from the Unit offering will be used for the further exploration of the Company's Pony Creek/Elliott Dome property on the Carlin Trend in Nevada, U.S.A. This will include completion of the current drill program, preparation of a preliminary assessment report, property payments as well as for general corporate purposes and working capital. The proceeds from the Flow-through Shares offering will be used for exploration and development of the Company's Canadian properties.

The agents have been granted an option, exercisable up to 48 hours before closing, to increase the size of the offering by up to an additional $1.0 million of flow-through shares and up to $0.5 million of units. In consideration for its services, the agents will receive a cash commission of 8.0% of the gross proceeds from the sale of the securities and will be issued compensation options to purchase Units equal to 10.0% of the number of Securities sold.

These securities have not been and will not be registered under the United States Securities Act of 1933 (the "US Securities Act"), as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol "GVGI". Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold's projects are available on the Company's website at www.grandviewgold.com.

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Grandview Gold Inc.

Raymond Pecoskie, President & CEO.

Suite 400, 56 Temperance Street

Toronto, ON, Canada, M5H 3V5

Phone: 416-409-8245

Email:  info@grandviewgold.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2005

RAYMOND PECOSKIE

President, Chief Executive Office